Exhibit 99.30

Collective Mining Expands the Dimensions of the High-Grade Shallow Zone of Mineralization at the Apollo Porphyry System and Intersects Significant Visual Mineralization Along the Newly Discovered Contact Zone

●	Hole APC-46 was drilled westward from Pad 6 and intersected a long and continuous interval of gold-silver-copper mineralization beginning at surface in oxide mineralization and bottoming in mineralization with results as follows:

●	358.0 metres @ 1.52 g/t gold equivalent from 5.75 metres downhole (consisting of 0.55 g/t gold, 31 g/t silver and 0.32% copper) including:

o	19.25 metres @ 3.01 g/t gold equivalent in oxides; and

o	60.55 metres @ 2.69 g/t gold equivalent from 153.05 metres downhole.

●	APC-46 extended the strike length of the shallow mineralization to the west with the dimensions now measuring 160 metres x 130 metres (previously 150 metres x 130 metres).

●	APC-46 bottomed in mineralization in quartz diorite porphyry with the final 7.1 metres averaging 0.88 g/t AuEq.

●	APC-44 was drilled to the northwest from Pad 6 and intercepted a long and continuous zone of gold-silver-copper mineralization beginning at surface in oxide material and bottoming in mineralization with results as follows:

●	428.2 metres @ 1.41 g/t gold equivalent from 2 metres downhole (consisting of 0.61 g/t gold, 29 g/t silver and 0.24% copper) including:

o	19.95 metres @ 3.07 g/t gold equivalent in oxides; and

o	18.25 metres @ 5.21 g/t gold equivalent from 144.25 metres downhole.

●	Detailed visual logging of drill hole APC-53, which was drilled to the northeast from Pad 10, indicates that two potentially significant zones of mineralization were encountered along the hole. APC-53 was designed to step-out along the recently announced “Contact Zone” where drill hole APC-42 cut 104.8 metres from surface at 5.56 g/t AuEq (see press release dated April 25, 2023). The reader should take caution until assay results are received from a third-party laboratory as visual results are inherently unreliable in nature.

●	The first zone was intersected over approximately 150 metres from surface and consisted of intense sheeted “CBM” veins hosted within mineralized quartz diorite porphyry. This is the first time that the Company has observed such an intense set of sheeted CBM veins hosted outside of breccia and represents a potentially high-grade target for follow up drilling.

●	The second continuous zone of mineralization in APC-53 was logged beginning at approximately 233 metres downhole and running for up to 280 metres in length. An abundance of sulphide mineralization within a breccia matrix was observed and is comparable in intensity to the sulphide levels logged in APC-42.

●	Assay results for this hole are expected in June 2023.

●	Eight additional holes have been completed at the Apollo system with assay results for APC-45, APC-47 and APC-48 expected in the near term. All eight holes intersected cumulative mineralization over varying yet significant downhole drill lengths. Three drill rigs are operating on site with a fourth rig expected to begin operating prior to the end of Q2, 2023. Once onsite, the fourth rig will focus on testing the six new exploration targets directly surrounding the Apollo system (see press release dated April 18, 2023 for further details).

Ari Sussman, Executive Chairman commented: “The first part of our 2023 drilling program, which was focused on outlining the near surface portion of the Apollo system is nearing completion. The next phase of the program is already underway and will focus on growth by looking to expand the Apollo system with step-out drilling and by testing satellite targets surrounding Apollo and other targets on the greater Guayabales property. The visual observations from APC-53 are very exciting as the Contact Zone hosts an intensity of sheeted CBM veins not observed yet elsewhere at the project. We look forward to continuing drilling this new area as we look to unlock its high-grade potential.”

Toronto, Ontario, May 16, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from a further two drill holes completed within the Apollo porphyry system (“Apollo”) as well as visuals from a new exploratory drill hole at the Guayabales project located in Caldas, Colombia. Apollo is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia body currently measuring 395 metres x 385 metres x 915 metres and open for expansion.

APC-44 and APC-46 Details (See Table 1 and Figures 1-4)

The Phase II drilling program of 2023 is advancing on schedule with fifteen holes completed and results announced. A further eight holes have been drilled and await assay results from the lab. The objectives of the 2023 program are to define the high-grade mineralization and dimensions of the Apollo porphyry system near surface, expand the size of the system through step-out and directional drilling and drill test multiple new targets generated through grassroots exploration. Since the announcement of the discovery hole at Apollo in June 2022, a total of 46 drill holes (approximately 20,700 metres) have been completed and assayed.

This press release outlines results from two exploratory holes drilled in westerly directions from Pad 6 and designed to understand and expand upon the shallow mineralization and the morphology of the system on its western side. Assay results and geological observations for both holes are summarized below:

APC-44 was drilled steeply to the northwest from surface at Pad 6 to a maximum downhole depth of 430.2 metres. The mineralized interval of oxidation commenced from surface to 37.55 metres and consists of saprolite from 2 to 21.95 metres followed by a transition zone down to 39.55 metres. The transition zone hosts iron oxides formed from the oxidation of the original sulphides hosted within the matrix of the breccia and within veins. Below the zone of oxidation, the intercept passed into fresh rock hosting mineralized breccia with a sulphide composition of 0.4% chalcopyrite, 1.0% pyrite and some pyrrhotite (up to 0.3%). Mineralization continued until 430.2 metres (420 metres vertical) when drilling was stopped while still in mineralization. At 148.25 metres downhole for approximately 18.5 metres, a zone of sheeted carbonate and base metal vein (CBM) material flooding the breccia matrix was encountered, containing 0.2% to 0.5% sphalerite and chalcopyrite associated with higher gold grades. The following assay results are highlighted:

●	428.2 metres @ 1.41 g/t gold equivalent from 2 metres downhole (consisting of 0.61 g/t gold, 29 g/t silver and 0.24% copper) and including:

o	37.55 metres @ 2.13 g/t gold equivalent in oxide and transition zones which includes 19.95 metres @ 3.07 g/t gold equivalent in saprolite; and

o	18.25 metres @ 5.21 g/t gold equivalent from 144.25 metres downhole.

APC-46 was drilled to the west from Pad 6 to a maximum downhole depth of 428.20 metres and was targeted to test the westward extension of the Apollo system from surface. The drill hole intercepted porphyry and breccia impregnated mineralization before bottoming while still in mineralization at the end of the hole (400 metres vertical). The mineralized interval commenced directly below cover material from 5.75 metres depth with saprolite followed by saprock and then continued into transition material (oxidized sulphides) until a downhole depth of 28.25 metres. Below the oxide transition zone, the intercept passed into fresh rock consisting of quartz diorite breccia with a matrix of chalcopyrite (0.4%), pyrite (0.8%) and pyrrhotite (0.4%) before entering a post mineral dyke at 363.8 metres. At 418.45 metres, the hole exited the post mineral dyke and entered into quartz diorite porphyry until being terminated within mineralization at 425.6 metres. Assay results for this hole are as follows:

●	358.0 metres @ 1.52 g/t gold equivalent from 5.75 metres downhole (consisting of 0.55 g/t gold, 31 g/t silver and 0.32% copper) including:

o	28.25 metres @ 2.48 g/t gold equivalent from surface in oxide and transition which includes 19.25 metres @ 3.01 gold equivalent in saprolite; and

o	60.55 metres @ 2.69 g/t gold equivalent from 153.05 metres downhole; and

o	7.10 metres @ 0.88 g/t gold equivalent from 418.25 metres downhole.

●	APC-46 is notable for the fact it expanded the near surface mineralization to the west and as a result, the overall dimensions have grown to 160 metres x 130 metres (previously 150 metres x 130 metres).

APC-53 Details (see Figure 3)

Detailed visual inspection of recently completed drill hole APC-53 has intersected two distinct zones of mineralization. APC-53 was drilled to the northeast from Pad 10 and was expected to remain above the known mineralized system until 230 metres downhole when it would enter mineralized breccia. However, an intense zone of multiple sheeted CBM veins overprinting mineralized quartz diorite was intersected from surface to a downhole depth of up to 150 metres. This newly discovered zone hosts continuous sheeted CBM veinlets containing sphalerite, galena, chalcopyrite and pyrite which overprint quartz diorite porphyry mineralization consisting of quartz vein stockwork hosting pyrite and minor chalcopyrite. As the hole progressed, typical mineralized angular breccia was intercepted downhole at 233 metres and continued for approximately 285 metres in length. Multiple zones of sheeted CBM zones flooding the matrix were observed within the breccia. In particular, a zone extremely enriched in CBM vein fluid was observed from 277 metres downhole to 334 metres downhole with the breccia matrix hosting abundant sphalerite (0.2% to 3%) and galena (0.1% to 3%) as well as chalcopyrite (0.3% to 2.0%). Assay results for APC-53 are expected in June 2023 and additional drilling in this area is planned in the short term.

Apollo Drill Program

Eight additional holes have been completed at the Apollo system with assay results expected in the near term. All holes intersected bulk tonnage mineralization over significant core lengths.

The Company presently has three diamond drill rigs operating at the Apollo project. A fourth drill rig is being mobilized to the project and is expected to initiate testing of the new exploration targets identified around Apollo (see press release dated April 18, 2023) in June 2023.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers a 1,000 metres X 1,200 metres area, and represents a large and unusually high-grade Cu-Ag-Au porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas (see Collective press release dated April 18, 2023) with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins.

Table 1: Assay Results APC-44 and APC-46

Hole #	From	To	Intercept	Au	Ag	Cu	Mo	AuEq	CuEq	Zone
	(m)	(m)	Interval (m)	(g/t)	(g/t)%		%	(g/t)*	(%)*
APC-44	2.00	430.20	428.20	0.61	29	0.24	0.002	1.41	0.75
Incl**	2.00	39.55	37.55	1.81	14	0.10	0.001	2.13		Oxidation + Transition Zone
Incl	2.00	21.95	19.95	2.84	13	0.07	0.001	3.07		Oxidation Zone
and	148.25	166.50	18.25	3.02	83	0.65	0.002	5.21		CBM zone
APC-46	5.75	363.75	358.00	0.55	31	0.32	0.002	1.52	0.81
Incl**	5.75	34.00	28.25	2.06	22	0.10	0.001	2.48		Oxidation Zone + Transition Zone
incl	5.75	25.00	19.25	2.65	24	0.05	0.001	3.01		Oxidation Zone
and	153.05	213.6	60.55	1.13	48	0.53	0.002	2.69
and	418.45	425.6	7.10	0.80	4	0.02	0.002	0.88		Porphyry Phase

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.87 x 0.90)+ (Mo (%)*11.43 x 0.85) and CuEq (%) is calculated as follows: (Cu (%) x 0.90) + (Au (g/t) x 0.51 x 0.97) + (Ag (g/t) x 0.009 x 0.88)+ (Mo(%)x 6.10 x 0.85) utilizing metal prices of Cu – US$4.10/lb, Ag – $24/oz Mo - US$25.00/lb and Au – US$1,500/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. A 0.2 g/t AuEq cut-off grade was employed with no more than 15% internal dilution. True widths are unknown, and grades are uncut.

(**) Zone of Oxidation + Transition Zone

Figure 1: Plan View of Drilling Highlighting Assay Results of APC-44 and APC-46 and the location of new hole APC-53

Figure 2: SW - NE Cross section Highlighting APC-33, APC-43, APC-44 and APC-46

Figure 3: Core Photo Highlights of APC-53 Highlighting the Upper Zone of Sheeted CBM Veins Overprinting Quartz Diorite Porphyry and the Lower Zone of Intermineral Breccia Mineralization with Intense CBM Veining Overprinting Porphyry Mineralization

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expand the overall dimensions of the system, which remains open in most directions.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.